EEI

Financial

Conference

October 2003

Safe Harbor Statement

Some of the statements contained in this presentation are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding our or our management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

Pepco Holdings, Inc. – Business Structure


Pepco Holdings, Inc.
Regulated
Corporate & Other
Unregulated
Pepco
Conectiv Power Delivery
Competitive Energy
Other PHI Investments
Delmarva Power & Light
Atlantic City Electric
Conectiv Energy Holdings
Pepco Energy Services
Potomac Capital Investment
Pepcom

PHI – Major Operations

The largest Energy Delivery Company in the Mid-Atlantic Region with a Diversified Portfolio of Energy Related Services



- Core Power Delivery Business



- Niche Mid-Merit Generation



- Energy Services



- Passive Investments



PHI–Business Strategy / *Long-range Focus*

- **Grow earnings and dividend**

- **Improve credit quality**

    - ➢ **Improve balance sheet and reduce debt leverage**

    - ➢ **Maximize cash flow**

    - ➢ **Demonstrate solid liquidity position**

- **Attain merger benefits**

- **Maintain high level of customer satisfaction**

- **Maintain regulatory relations**

- **Complement with non-regulated businesses**

PHI–Business Strategy / Current Focus

- **Protecting investors' value (Mirant Bankruptcy)**

  - ➢ **Exercising all available legal remedies to vigorously oppose any actions that could adversely affect Pepco's rights under its agreements with Mirant**
  - ➢ **Working with regulatory authorities to achieve a result that is appropriate for customers and shareholders**

- **Strengthening the balance sheet**

  - ➢ **Reducing debt leverage overall by $1.0 billion over next 4 years**
  - ➢ **Achieving and maintaining target equity ratios of 43% to 45% for utilities and 45% to 50% for PHI**

- **Reducing overall corporate risk profile**

  - ➢ **Managing Conectiv Energy's market exposure**
  - ➢ **Curtailing PCI**

- **Accelerating Power Delivery integration initiatives**

PHI–Business Strategy /Achievements Since Merger

- **Completed $2.7 billion of low cost financings**

- **Obtained supportive regulatory actions**
  - April 2003 - Maryland settlement agreement to extend POLR service with return component
  - July 2003 - NJBPU summary order for recovery of $125 million deferred balance; additional $25 million to be considered as part of base rate case
  - September 2003 - NJBPU order on stranded cost of BL England and authorization to issue up to $152 million additional securitization bonds in New Jersey

- **Reduced risk profile**
  - Curtailed PCI's investment program
  - Reduced PCI's staff level to minimum
  - Sold Edison Place at $68.8 million (pretax) book gain
  - Exited proprietary trading at Conectiv Energy
  - Canceled Conectiv Energy's GE turbines- no further build-out after Bethlehem
  - Hedged 50% of Conectiv Energy's generation output and supply obligation

PHI - Financial Profile

 **Stable growth**

- **Growing sales in T&D service territory**
- **Complementary unregulated businesses**

 **Low business risk with strong cash flow**

- **Secure stable core revenue stream**
- **Solid coverage ratios**
- **Solid liquidity position**

 **Target capitalization ratios to maintain strong investment grade credit ratings**

- **Leverage ratio reduced over time - free cash flow used to pay down $1 billion of debt over 4 years; additional $265 million of debt replaced with securitized debt**

 **Capital expenditures are fully funded through internally generated cash**

- **Non-recourse funding arranged for completion of Conectiv Bethlehem plant**

PHI – Targeted Equity Ratio (As Adjusted)

	Target Ratio	2006 Projected
Utilities		
Pepco	43 – 45%	42%
ACE	45 – 55%	51%
DPL	43 – 45%	43%
PHI	45 – 50%	48%

PHI – Pension Cost / OPEB Cost

Pension

- **PHI's objective is to achieve a funding level of 100% to 110% of ABO**

- **ABO projected to grow from $1.3 billion in 2003 to $1.4 billion by 2006, assuming a 6.50% - 6.75% discount rate**

- **Assets projected to grow from $1.3 billion in 2003 to $1.5 billion by 2006, assuming an 8.75% estimated return on assets, plus annual funding**

- **Contributions estimated at 1.0x to 1.5x FASB expense - $50 million in 2003, down to $10 million by 2006**

- **Expense projected to decline from $33 million in 2003 to $14 million by 2006**

OPEB

- **OPEB costs are estimated at $40-$45 million per year**

Overview

Power Delivery - Business Strategy

- **Focus on stable core T&D business**
  - ➢ Prepare and file rate cases to coincide with the end of rate freeze periods, as necessary
  - ➢ Maintain good relationships with regulators
  - ➢ Realize steady growth from strong service territory economy
- **Implement sustainable productivity improvements**
  - ➢ Accelerate power delivery integration initiatives
- **Fund capital spending internally**
- **Sustain secure energy supply**
- **Maintain highly trained, energized and safe workforce**
- **Maintain system reliability through system improvements and enhance customer service**

Power Delivery - Vision for Integration

- **Achieve significant operating synergies within the power delivery businesses while maintaining separate corporate identities for Pepco and Conectiv Power Delivery**

- **Achieve business efficiencies and merger synergies by focusing on a consistent approach to modeling our business via end-to-end customer processes**

- **Maintain strong customer satisfaction while executing a common strategy**

- **Implement common processes while applying best practices and reducing overall cost structure**

- **Integrate Power Delivery support activities into Common Power Delivery Support**

Power Delivery - Largest Mid-Atlantic Electricity Delivery Company



Combined Service Territory

PA

NJ

MD   DE

DC

VA

Legend
- ■ Atlantic City Electric Co.
- ■ Delmarva Power & Light Co.
- ■ Potomac Electric Power Company

- Delivers approximately 50,000 GWh

- Over 1.7 million electric customers and 100,000 gas customers

- 2 - 3% average growth in service territories

- Proven multi-jurisdictional regulatory competence

Pepco Holdings, Inc.

Power Delivery – Current Utility Construction Plan

$ in Millions				2003		2004		2005	
Pepco									
Customer Driven				$ 85		$ 81		$ 71	
Reliability				66		74		77	
Load & PJM				15		19		25	
Corporate Support & Other				6		15		12	
Total Pepco				$ 172		$ 189		$ 185	
DPL									
Customer Driven				$ 37		$ 36		$ 33	
Reliability				28		30		28	
Load & PJM				22		44		49	
Corporate Support & Other				2		5		7	
Total DPL				$ 89		$ 115		$ 117	
ACE									
Customer Driven				$ 19		$ 16		$ 16	
Reliability				17		26		24	
Load & PJM				48		37		20	
Corporate Support & Other				5		6		6	
Total ACE				$ 89		$ 85		$ 66	

Note - Pepco and Conectiv Power Delivery incurred incremental storm related capital costs of $55 million in 2003.

- **Low business risk profile**

- **Secure revenue stream**

- **Default service energy supply**

- **Manageable regulatory environment**

- **Steady growth from strong service territory**

- **Financial outlook supporting strong investment grade bond rating**

- **Continued commitment to high reliability standards through historical and future capital investment**

Pepco Holdings, Inc.

pepco / conectiv Power Delivery - Maryland Regulatory Environment

- Delivery rate caps through
  - December 31, 2006 - Pepco
  - December 31, 2006 – Conectiv Power Delivery
- Distribution-only rate review filing in December 2003
  - Rates cannot increase, unlikely to be decreased
- Current SOS obligation
  - through June 30, 2004 - Pepco
    - Profits on SOS shared through Generation Procurement Credit (GPC)
  - through May (C&I) and June (Res.) 2004– Conectiv Power Delivery
    - Purchased from Conectiv Energy – no customer sharing
- Maryland order dated April 29, 2003 provides for procurement of SOS after June 30, 2004 through a wholesale competitive bid process determined by the Commission
  - Margin of approximately 0.2¢ - 0.3¢/kWh

PEPCO - District of Columbia Regulatory Environment

- **Delivery rate caps through August 7, 2007**

  - ➤ **Any change to Transmission balanced by compensating change to Distribution**

- **Distribution-only rate review filing in July 2004**

  - ➤ **Rates cannot increase, unlikely to be decreased**

- **Current SOS obligation through February 7, 2005**

  - ➤ **Profits on SOS shared through GPC**

- **Current DC statute calls for bidding out SOS after February 7, 2005**

  - ➤ **In the case of insufficient bids, the Commission may award SOS to Pepco**

  - ➤ **Pepco is proposing legislation to provide SOS through a process similar to the Maryland order dated April 29, 2003, although no bill has been introduced**

  - ➤ **The DC Commission has stated its desire to have the option of selecting retail bidding for SOS or having Pepco remain SOS supplier after February 7, 2005**

pepco - Strong Service Territory

2002 Retail Base Delivery Revenue



Distribution
Commercial
& Gov't
65%

Distribution
Residential
35%

2002 Retail Distribution MWH sales



Residential
29%

Commercial
& Gov't
71%

2002 Number of Customers



Residential
90%

Commercial
& Gov't
10%

pepco - **Mirant Update**

- **Mirant continues to supply Pepco, under two Transition Power Agreements, with all the capacity and energy to fulfill Pepco's standard offer service obligations and has continued to pay post-petition invoices related to two back-to-back power purchase agreements.**

- **Pepco has retained outside bankruptcy counsel to develop legal strategy and prepare filings and a financial advisor to consult on evaluating Mirant and the value of potential claims**

- **PHI is monitoring its equity ratio, and will request a waiver from the SEC, if necessary**

- **On August 28, 2003 Mirant filed a motion to reject the two back-to-back power purchase agreements and a motion for injunctive relief against Pepco and FERC; Pepco is vigorously opposing Mirant's motions**

- **On September 5, 2003, Pepco and the FERC together asked the bankruptcy court and a U.S. District Court in Texas to remove jurisdiction to hear Mirant's motions filed August 28 from the bankruptcy court. Pepco and FERC said that resolving Mirant's motion will require consideration of non-bankruptcy federal laws over which FERC has jurisdiction under the Federal Power Act**

- **On September 29, 2003, the bankruptcy court recommended to the District Court that the rejection motion be heard by the bankruptcy court and the jurisdiction issue be handled by the U.S. District Court.**

- **On October 9, 2003, the District Court in Texas granted the motions filed by Pepco and FERC on September 5, 2003.**

conectiv - New Jersey Regulatory Environment

- **Rate cap ended August 1, 2003**

- **Basic Generation Service (BGS)**
  - Transition Period ended July 31, 2003
  - 100% of BGS needs supplied by auction completed in February 2003 with delivery of power commencing in August 2003
  - Generation from ACE's fossil assets and NUG contracts sold into wholesale market

- **NJBPU Summary Order allowed recovery of $125 million of deferred balance over 10 years, effective August 6, 2003; $25.4 million of deferred balance to be considered as part of ACE's pending base rate case; ACE is awaiting the written order before finalizing its options**

- **NJBPU decision approved stranded costs of $149 million associated with B.L. England plant and ACE received authorization for securitization of up to an additional $152 million**

- **$68.4 million base rate increase filed February 3, 2003**
  - Procedural schedule has been set
  - Hearings are scheduled to begin in March 2004

conectiv Power Delivery - Delaware Regulatory Environment

Electric:

- Delivery rate freeze through May 1, 2006
- Stranded cost recovery for C&I ended October 2002
- Current SOS obligation through May 1, 2006
  - Purchased from Conectiv Energy – no customer sharing
- PSC to determine provisions for procurement and pricing after May 1, 2006 in a yet to be scheduled proceeding

Gas:

- Filed for $16.8 million base rate increase on March 31, 2003 for rates to be effective November 1, 2003
- Implemented interim rate increase of $2.5 million on May 30, 2003
- Proposed settlement filed October 7, 2003, allowing a total increase of $7.75 million effective by year-end

Pepco Holdings, Inc.

conectiv Power Delivery - Default Service Energy Supply

Delmarva Power

- 100% load following supply contract covering energy and capacity
  - Fixed price, full requirements contract with Conectiv Energy Supply, Inc.
  - Contract lasts as long as Delmarva is responsible for SOS, in Delaware until May 1, 2006 and in Maryland until July 1, 2004

Atlantic City Electric

- 100% of ACE's BGS obligation post Transition Period is supplied through an auction process, effective August 1, 2003

Pepco Holdings, Inc.

conectiv Power Delivery - Virginia Regulatory Environment

- Distribution rates frozen through December 31, 2003
  - Likely to be extended through June 30, 2007 based on restructuring settlement

- DPL has default service obligation through:
  - December 31, 2003 at frozen rates
    - Supply purchased from Conectiv Energy
    - No customer sharing of gains or losses
  - January 2004 through June 2007 at indexed rates – upon Commission approval
    - Supply rate will be established either at actual costs or an index based on fuel costs reported by third party publications

conectiv energy - Business Strategy

- **Niche player in Mid-Merit Generation within the PJM Power Pool region, focused on asset optimization and protection**

  - **Risk profile significantly reduced by recent actions:**
    - **Exit of proprietary trading**
    - **Cancellation of GE gas turbines**
    - **Operating and capital cost reductions**
    - **Hedging transaction with a large investment bank**

- **Same PJM footprint as other PHI businesses**

- **Provides flexibility and insurance against future SOS risks**



Pepco Holdings, Inc.

conectiv energy - Business Overview

Geographic Location

PA
Transmission constraints
Bethlehem
NJ
MD
Hay Road
DE
Power Plants are favorably located in PJM East

LEGEND - Operating Sites ☆



LEGEND - New Construction ☆



Dispatch Locations



$150
$100
$50
$0
Variable Cost per MW-hour (Dollars)
Current Focus
Base Load
38,000 MW
Mid-Merit
13,000 MW
Peaker
11,000 MW
Hay Road and Bethlehem

- Assets capture multiple sources of value: capacity, energy & ancillary
- Mid-Merit plants capitalize on unique PJM load and dispatch dynamics
- 3,302 MW as of 9/30/03, additional 209 MW expected by December 31, 2003

Non-Regulated Businesses

25

conectiv energy - Reducing the Risk Profile

Actions Taken	Business Rationale
• Exit of Proprietary Gas and Power Trading	• Not consistent with PHI risk appetite
• Cancellation of GE Turbines	• Poor market conditions & capital preservation
• Operating Cost Reductions- target of $20 million (20%)	• Improve cash flow and efficiency of plant operations
• Hedging transaction with a large investment bank	• Improve cash flow certainty

Non-Regulated Businesses

conectiv energy - Hedge Transaction

- **Provides a fixed price supply for 50% of POLR obligation and fixed capacity payments for 50% of generation fleet.**

- **POLR supply is "full requirements" essentially shifting all market risks for 50% of energy requirements.**

- **Capacity payments are provided to Conectiv Energy regardless of market economics. Energy margin risks are essentially shifted for 50% of generation.**

- **Daily energy margins are paid only if generation is profitable- eliminating the need for forward fuel hedging.**

- **Plan to evaluate further transactions of this nature.**

Non-Regulated Businesses

- **Supply energy products and services in competitive retail markets**

  - ➢ **Provide integrated energy management solutions to commercial, institutional and government customers**

  - ➢ **Offer retail electricity and gas to residential and commercial customers**



Pepco Building Services	Performance Management Group	Asset Management Group	Home and Small Business Group	Potomac Power Resources
13% of Assets	*24% of Assets*	*43% of Assets*	*7% of Assets*	*13% of Assets*

- HV Testing and Maintenance
- Building Controls
- Commercial HVAC
- Utility Industry Services*

- Central Plant Construction, Operation and Maintenance
- On-site Generation
- Renewable Generation
- ESCO

- Commercial and Industrial Retail Commodity Sales

- Mass Markets Gas and Electric Sales
- Home warranty products

- 800 MW Peak Generation

* Effective August 1, 2003 W.A.Chester and Severn cable were transferred from PCI to Pepco Energy Services

pepco Energy Services - Overview

- A profitable retail energy services business in the Mid- Atlantic region
  - Retail electricity business augmented by 800 MW of owned generating capacity
- Largest retail energy service provider in PJM
  - 2,700 MW under contract
- Provides integrated energy management solutions
- Year-to- date, the dollar value of new contracts in 2003 is more than double the value of contracts written in 2001 and 2002

- **A growing retail commodity business coupled with an energy services business with a concentration on federal and institutional sectors**

- **A profitable retail energy platform sized to a regional market**

- **Strong customer growth despite high wholesale supply costs and low regulated retail sale rates**

- **Near term growth expected to be moderate, but expiration of current low priced SOS provides much stronger revenue and earnings growth opportunities:**

  - **New Jersey**   **August 2003**
  - **Maryland**   **July 2004**
  - **District of Columbia**   **February 2005**

POTOMAC CAPITAL INVESTMENT

- Business Strategy

Historical

Provide a supplement to earnings, cash flow and long term shareholder value through energy-related Financial Investments and strategic Operating Businesses.

Going Forward

PCI will manage its current investment portfolio but make no further investments. The current portfolio provides steady long term earnings and cash flow.

Pepco Holdings, Inc.

POTOMAC CAPITAL INVESTMENT

- Asset Mix

($Millions)	09/30/03	Future
Energy/Other Leases	$ 1,122	Energy/Other Leases
Securities	$ 174	Current Assets
Aircraft	$ 12	N/A
Other Investments	$ 40	Other Investments
Other Assets	$ 49	Other Assets
Total Assets	$ 1,397	

Non-Regulated Businesses

33

Energy Leveraged Leases are Highly Collateralized

- Energy leveraged leases require lessee to place 92-95% of the sales proceeds in collateral arrangements

- Collateral arrangements will make distributions adequate to cover all lessee lease payment obligations

- Parent of lessee company provides guarantee and value of underlying asset serve as additional collateral

- Collateral types include U.S. Treasury notes, bank letters of credit, Payment Undertaking Agreements or surety bonds

- PCI requires a minimum credit rating at all times for a collateral provider
  - Minimum A- Standard
  - Requirement to replace collateral provider if rating falls below minimum standard
  - An event of default occurs if collateral provider is not replaced

- Upon event of default, PCI can recover its equity investment balance by collecting the remaining balance of the collateral arrangements (payable only to PCI)

- Energy Leasing Portfolio

As of September 30, 2003

#	Year	Country	Asset Description	% Owned	Lease Expiration	09/30/2003 Book Value (000's)
1	94	Netherlands	Co-Fired Generation (210 MW)	35%	2017	$ 81,677
2	95	Australia	Co-Fired Generation (700 MW)	100%	2019	162,081
3	99	Netherlands	Gas Transmission/Distribution	100%	2025	185,287
4	99	Netherlands	Gas Transmission/Distribution	100%	2025	118,505
5	01	Austria	Hydro Generation (781 MW)	56%	2033	198,105
6	02	Austria	Hydro Generation (184 MW)	100%	2030-35	124,578
7	02	Austria	Hydro Generation (239 MW)	100%	2033-41	153,964
8	02	Austria	Hydro Generation (80 MW)	100%	2039	60,387
						$ 1,084,584

Non-Regulated Businesses

POTOMAC CAPITAL INVESTMENT

- Summary

- Debt related to the Energy Leveraged Lease investments is in effect "securitized"
- PCI equity investment is supported by collateral arrangements
- Collateral arrangements with high investment grade banks

PHI - Key Drivers

Regulated T&D

- 2-3% sales growth in service territories
- Customer migration stabilized
- Capital expenditures covered by internally generated cash
- O&M cost control
- Pension and OPEB
- SOS service

Conectiv Energy

- Wholesale prices and spark spreads
- Effectiveness of Hedging activities
- Business efficiency improvements

Pepco Energy Services

- Customer growth
- Wholesale prices versus retail (SOS) prices

Merger Savings

- Projected synergies are tracking ahead of target
- Accelerated Power Delivery Integration

PHI – Conclusion

- **Pepco Holdings is well-poised in the current marketplace**
  - Premier electric power delivery company in the Mid-Atlantic
  - Diverse supportive regulation
  - Favorable post-transition default service arrangements
  - Strong predictable cash flow
- **Improved business profile**
  - Dividend growth opportunity
  - Subsidiary business profile improved with sale of generation assets
  - High amount of T&D lowers overall business risk of combined entity
  - Commitment to solid credit quality
- **Mirant**
  - A manageable event
  - Contract obligations still being met
  - Pepco continues to vigorously pursue all options

Overview